SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English translation of notice regarding appointment of Directors, Members of the Supervisory Committee, and Members of the Audit Committee
2.	English translation of Summary of the Resolutions approved by the General Ordinary Shareholders Meeting held on April 23, 2013

2

Item 1

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, April 24, 2013

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: APPOINTMENT OF DIRECTORS, MEMBERS OF THE SUPERVISORY COMMITTEE, AND MEMBERS OF THE AUDIT COMMITTEE

I am writing you as Attorney-in-fact of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you of the resolutions adopted by the Ordinary Shareholders’ Meeting held on April 23, 2013 and the Board of Directors Meeting held the same day, with respect to the composition of the Board of Directors, the Supervisory Committee, and the Audit Committee of Telecom Argentina S.A.

BOARD OF DIRECTORS: Chairman: Enrique Garrido. Vice-Chairman: Gerardo Werthein. Directors: Enrique Llerena, Andrea Mangoni, Patrizio Graziani, Piergiorgio Peluso, Francesca Petralia, Esteban Gabriel Macek, Esteban Ariel Santa Cruz, Federico Horacio Gosman and Mariana Laura González. Alternate Directors: Aldo Raúl Bruzoni, Eduardo Federico Bauer, Maria Virginia C. Genovés, Jorge Luis Pérez Alati, Jorge Alberto Firpo, Lorenzo Canu, Gianfranco Ciccarella, Pablo Alberto Gutiérrez, Eduardo Setti, Juan Massolo and Verónica Daniela Álvarez.

The members of the Board of Directors will hold office for three fiscal years (through the date of the Shareholders’ Meeting which will consider the documentation for fiscal year 2015.).

SUPERVISORY COMMITTEE: Regular Members: Evelina Leoní Sarrailh (President), Gustavo Adrián Enrique Gené, Susana Margarita Chiaramoni, Gerardo Prieto and Raúl Alberto Garré. Alternate Members: Gonzalo Francisco Oliva Beltrán, Alberto Gustavo Gonzalez, Jacqueline Berzón, Guillermo Feldberg and Silvia Alejandra Rodriguez.

Members of the Supervisory Committee will hold office through the date of the Shareholders’ Meeting which will consider the documentation for fiscal year 2013.

AUDIT COMMITTEE: Enrique Garrido, Esteban Gabriel Macek (“financial expert” of the Audit Committee) and Federico Horacio Gosman.

Members of the Audit Committee will hold office until the date of the Shareholders’ Meeting which will consider the documentation for fiscal year 2013.

Yours sincerely,

María Delia Carrera Sala

Attorney-in-fact

Item 2

TELECOM ARGENTINA S.A.

Summary of the Resolutions approved by the General Ordinary

Shareholders Meeting held on April 23, 2013

The following resolutions were adopted upon reviewing each of the points included in the Agenda:

1°) Appointment of two shareholders to approve and sign the Minutes of the Meeting.

Maria de los Angeles Blanco Salgado, the representative of Nortel Inversora S.A., and Osvaldo Pibida, the representative of JPMorgan Chase Bank, National Association, the Company’s ADR program administrator, were appointed to approve and sign the Minutes. The President resolved also that the Minutes were to be approved and signed by Mr. Cristian A. Girard, representative of the Administración Nacional de Seguridad Social – Fondo de Garantía de Sustentabilidad – Ley N°26.425 (or “ANSeS”).

2°) Review the documents provided for in section 234, subsection 1 of Law 19,550, the Rules of Comision Nacional de Valores and the Listing Regulations of the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), and of the accounting documents in English required by the Rules of the U.S. Securities and Exchange Commission for the twenty-fourth fiscal year ended on December 31, 2012 (“Fiscal Year 2012”).

All of the documentation submitted for consideration by the shareholders was approved without amendment, as presented to the Board of Directors, the Audit Committee and the Supervisory Committee and as approved by the Board of Directors in its meeting held on February 27, 2013 and filed with the regulatory entities.

3°) Analysis of the allocation of Retained Earnings as of December 31, 2012 (P$ 3,055 million). The Board of Directors proposes the allocation of: (i) P$ 153 million to the Legal Reserve; (ii) P$ 351 million to “Special Reserve for the adoption of IFRS/NIIF” (CNV Resolution N° 609/12); (iii) P$ 1,000 million to “Reserve for Future Cash Dividends”; (iv) P$ 1,200 million to “Voluntary Reserve for Future Capital Operations”; (v) P$ 351 million to “Voluntary Reserve for Future Investments”. Delegation of powers to the Board of Directors to determine the allocation of the Reserve for Future Cash Dividends and the Voluntary Reserve for Future Capital Operations for their specific purposes.

It was resolved to adjourn until May 21st, 2013 at 10:00 a.m., to consider the third item of the Agenda.

4°) Performance review of the members of the Board of Directors and Supervisory Committee from April 27, 2012 to the date of this Shareholders’ Meeting.

The Shareholders’ Meeting approved the performance of all the members of the Board of Directors and of the Supervisory Committee acting as of April 27, 2012 to the date of this Meeting.

Item 2

5°) Review of Board of Directors’ compensation for the services rendered during Fiscal Year 2012 (from the Shareholders’ Meeting of April 27, 2012 to the date of this meeting). Proposal to pay the aggregate amount of P$ 8,500,000.-, which represents 0.29% of “accountable earnings,” calculated under section 2 of Chapter III of the Rules of Comision Nacional de Valores.

The aggregate compensation of P$ 8,500,000 was approved for the Board of Directors acting from the Shareholders’ Meeting of April 27, 2012 to the date of this Meeting, to be distributed in the manner provided for by the Company’s Board of Directors, taking into consideration the advance payments of fees that the Directors have received.

6°) Determination of the number of Directors and alternate Directors who will serve from the date of this Shareholders’ Meeting for three fiscal years.

11 regular directors and 11 alternate directors were designated who will serve from the date of this Shareholders’ Meeting for three fiscal years.

7°) Election of such Directors.

The following were appointed as regular directors: Messrs. Enrique Garrido, Enrique Llerena, Andrea Mangoni, Patrizio Graziani, Piergiorgio Peluso, Francesca Petralia, Gerardo Werthein, Esteban Gabriel Macek, Esteban Ariel Santa Cruz, Federico Horacio Gosman and Mariana Laura González. Messrs. Santa Cruz, Gosman and Ms. González were proposed by the shareholder ANSeS.

Messrs. Enrique Llerena, Esteban Gabriel Macek, Esteban Ariel Santa Cruz, Federico Horacio Gosman and Ms Mariana Laura González qualify as “independent” directors both under the Rules of the Comisión Nacional de Valores and of the U.S. Securities & Exchange Commission and Mr. Enrique Garrido qualifies as an “independent” director under the Rules of the U.S. Securities & Exchange Commission.

All other regular directors designated qualify as “non- independent”.

8°) Election of such alternate Directors.

The following were designated as alternate directors: Mr. Aldo Raúl Bruzoni (as alternate to Mr. Enrique Garrido), Ms. Maria Virginia C. Genovés (as alternate to Mr. Enrique Llerena), Messrs. Jorge Luis Pérez Alati, Jorge Alberto Firpo, Lorenzo Canu, Gianfranco Ciccarella (as alternate to Messrs. Andrea Mangoni, Patrizio Graziani, Piergiorgio Peluso and Francesca Petralia, indistinctly); Mr. Eduardo Federico Bauer (as alternate to Mr. Gerardo Werthein); Mr. Pablo Alberto Gutierrez (as alternate to Mr. Esteban Gabriel Macek) and Mr. Eduardo Setti (as alternate to Mr. Esteban A.Santa Cruz); Mr Juan Massolo (as alternate to Federico Horacio Gosman) and Ms. Verónica Daniela Álvarez (as alternate to Mariana Laura González).

Messrs. Eduardo Setti, Juan Massolo and Ms Verónica Daniela Álvarez were proposed by the shareholder ANSeS.

Ms. Maria Virginia C. Genovés and Ms Verónica Daniela Álvarez and Messrs. Mr. Pablo Alberto Gutierrez, Eduardo Setti and Juan Massolo qualify as “independent” directors both under the Rules of the Comisión Nacional de Valores and of the U.S. Securities & Exchange Commission.

The alternate director Mr. Aldo R Bruzoni qualify as “independent” director under the Rules of the U.S. Securities & Exchange Commission.

All other alternate directors designated qualify as “non-independent”.

Item 2

9°) Authorize the Board of Directors to make advance payments of fees for up to P$ 9,000,000.- to those Directors acting during Fiscal Year 2013 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision passed at such Meeting).

The Board of Directors was authorized to make advance payments of fees to the members of the Board of Directors acting during Fiscal Year 2013 for up to an aggregate amount of P$9,000,000, contingent upon the decision adopted at the Shareholders’ Meeting, which considers the documentation for such fiscal year. The Board of Directors was authorized to increase such amount based on reasonable standards in case of inflation.

10°) Review of the Supervisory Committee’s compensation for the services rendered during Fiscal Year 2012 (as from the Shareholders’ Meeting of April 27, 2012 through the date of this meeting). Proposal to pay the aggregate amount of P$ 2,436,925.-

Total compensation of P$2,436,925 was approved for the Supervisory Committee members acting from the Shareholders Meeting held on April 27, 2012 to the date of this Meeting, taking in consideration the advance payments of fees that the members of the Supervisory Committee have received. Such amount shall be distributed equally between the regular members who, in each case, shall proportionally distribute it in favor of their respective alternates that effectively served and in such manner as determined by the regular members.

11°) Decide the number of members and alternate members of the Supervisory Committee for Fiscal Year 2013.

It was resolved that the Supervisory Committee acting during Fiscal Year 2013 will be composed of five (5) regular members and five (5) alternate members.

12°) Election of members of the Supervisory Committee.

The following persons were elected as regular members:

Evelina Leoní Sarrailh, Gustavo Adrián Enrique Gené, Susana Margarita Chiaramoni, Gerardo Prieto and Raúl Alberto Garré. Mr Garré was proposed by the shareholder ANSeS.

Ms Evelina Leoní Sarrailh and Ms Susana M. Chiaramoni and Mr Raúl Alberto Garré are lawyers and are considered “independent” as none of the circumstances included in Article 11 of Chapter III of the Rules of the Comisión Nacional de Valores are registered in relation to them.

Messrs. Gustavo Adrián Enrique Gené and Gerardo Prieto are certified accountants and are not included in the categories described under Technical Resolution No. 15 of the Federación de Consejos Profesionales de Ciencias Económicas (Federation of Professional Councils in Economic Sciences) that establishes the cases under which an accountant is considered “non-independent”, nor in any of the categories mentioned in the third paragraph of section 4 of Chapter XXI of the Rules of the Comisión Nacional de Valores.

It was also stated that none of the elected members, the law firms that they are members of or other members of such law firms have been external auditors of Telecom Argentina and will not be nominated for such purpose.

Item 2

13°) Election of alternate members of the Supervisory Committee.

The following persons were elected as alternate members:

Gonzalo Francisco Oliva Beltrán (as alternate to Evelina L. Sarrailh), Alberto Gustavo Gonzalez as (as alternate to Gustavo Adrián Enrique Gené), Jacqueline Berzón (as alternate to Susana Margarita Chiaramoni), Guillermo Feldberg (as alternate to Gerardo Prieto) and Silvia Alejandra Rodriguez (as alternate to Raúl Alberto Garré). Ms Silvia A. Rodriguez was proposed by the shareholder ANSeS.

Mr Oliva Beltrán and Ms Berzón and Ms Rodriguez are lawyers and are considered “independent” as none of the circunstances included in Article 11 of Chapter III of the Rules of the Comisión Nacional de Valores are registered in relation to them.

Messrs Alberto Gustavo Gonzalez and Guillermo Feldberg are certified accountants and are not included in the categories described under Technical Resolution No. 15 of the Federación de Consejos Profesionales de Ciencias Económicas (Federation of Professional Councils in Economic Sciences) that establishes the cases under which an accountant is considered “non-independent”, nor in any of the categories mentioned in the third paragraph of section 4 of Chapter XXI of the Rules of the Comisión Nacional de Valores.

It was also stated that none of the elected alternate members, the law firms that they are members of or other members of such law firms have been external auditors of Telecom Argentina and will not be nominated for such purpose.

14°) Authorize the Board of Directors to make advance payments of fees of up to P$ 2,436,925.-, to those Supervisory Committee members acting during Fiscal Year 2013 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision passed at such Meeting).

The Board of Directors was authorized to make advance payment of fees to the members of the Supervisory Committee acting during Fiscal Year 2013 for up to an aggregate of P$2,436,925 contingent upon the decision adopted at the Meeting reviewing the documents of such fiscal year. The Board of Directors was authorized to increase such amount based on reasonable standards in case of inflation.

15°) Appointment of independent auditors for Fiscal Year 2013 financial statements and determination of their compensation as well as of the compensation due to those acting in Fiscal Year 2012

The accounting firm “Price Waterhouse & Co SRL” was appointed Independent Auditor of the financial statements for Fiscal Year 2013. Alejandro Pablo Frechou was designated as the regular certifying accountant and Carlos Nestor Martinez as his alternate. Also it was decided that their compensation should be determined at the Shareholders’ Meeting reviewing the financial statements for that fiscal year, and the audit committee was delegated the authority to determine how their service would be rendered and to make fee advance payments.

Item 2

The compensation of the Independent Auditor acting during the fiscal year ended on December 31, 2012 was set in the aggregate amount of P$ 5,250,000, excluding VAT, of which P$2,650,000 was assigned to the financial statement audit fees and P$ 2,600,000 to the audit tasks related to certification under Section 404 of the Sarbanes-Oxley Act.

16°) Review of the Audit Committee’s budget for Fiscal Year 2013.

The budget for the Audit Committee operation for the Fiscal Year ending December 31, 2013 was set in the amount of P$1,500,000.

All resolutions where passed by the majority of computable votes (except the resolution taken to adjourn the consideration of the third item of the Agenda, which was approved by 100 percent of the computable votes), after deducting the voluntary abstentions of the calculation base.

The Shareholders’ Meeting was attended by Maria Ines Pont Lezica on behalf of the Comisión Nacional de Valores and accountant Alejandro Romano on behalf of the Buenos Aires Stock Exchange.

María Delia Carrera Sala

Attorney-at-law and in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 25, 2013	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman